



EASTMAIN

NEWS RELEASE

TSX Symbol: ER
September 21, 2010

Éléonore South JV Project
Drill Program Underway

Eastmain Resources Inc. (TSX:ER) announced that a 3,300-metre drill program is underway at the Éléonore South three-way Joint Venture project, located in the Opinaca/Eastmain River district of James Bay Québec. Les Mines Opinaca Ltée. ("Opinaca"), a wholly-owned subsidiary of Goldcorp Inc. (TSX:G, NYSE:GG), and Eastmain have agreed to jointly fund a $1.6-million program designed to drill-test the extensions of a sedimentary-hosted discovery at the JT gold zone, as well as other priority targets on the property. Azimut Exploration Inc. ("Azimut") has declined participation in funding its share of the program and will dilute its interest to approximately 27% accordingly. Eastmain and Les Mines Opinaca will each hold about 36.5% of the project upon completion of the current program.

2010 summer field mapping focused on identifying key structural and lithological controls to the gold mineralization at the JT discovery area in relation to those recognized at Goldcorp's Roberto deposit. 3D interpretation of this field data will assist in selecting drill targets within the JT gold zone in addition to identifying other prospective targets in the immediate vicinity.

Situated just 12 kilometres southeast of the multi-million-ounce Roberto Gold deposit, the JT Gold Zone is currently Éléonore South's priority target area. Previous trenching and drilling identified a 1.2-kilometre-long by 100 metre-wide succession of gold-enriched sedimentary rocks similar to those hosting Roberto. A large gold-arsenic geochemical plume evident at the north-end of the JT Zone will be drill tested as part of the current program. The primary objective of this drill campaign is the discovery of ore-grade thicknesses of gold mineralization within the JT Zone, which is open both laterally and at depth.

"The JT Gold zone is one of the most significant and important sedimentary-hosted gold targets identified in the region since the discovery of the Roberto deposit. A systematic and sustained exploration effort is essential in generating opportunities for additional discoveries in the area", states Don Robinson, President and CEO of Eastmain.

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About Eastmain Resources Inc. (TSX:ER) *Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property. Eastmain has allocated a budget of $7.5 million for gold exploration in Québec for 2010.*

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.


EASTMAIN

NEWS RELEASE

TSX Symbol: ER
September 23, 2010

Eastmain Mine B Zone Drilling
12.2 grams per tonne Au over 9.5 metres

Eastmain Mines Inc., a wholly-owned subsidiary of **Eastmain Resources Inc. (TSX:ER)**, announces assay results from drilling at the Eastmain Gold Deposit, which is located at the eastern end of the Eastmain River Greenstone Belt, in James Bay Québec. Drill hole EM10-28 intersected a **9.5-metre-wide zone of gold-silver-copper mineralization grading 12.2 g/t** gold within the B Zone Mine horizon rocks. This intersection, which occurs from 217.5 to 227.0 metres down the hole, includes **17.4 g/t gold over 5.0 metres** and **24.1 g/t gold plus 30.1 g/t silver over 2.5 metres.**

A 14,000-metre drill program is currently being completed at the Eastmain Mine project. Objectives of the 2010 drilling are to expand both the lateral and vertical limits of the known A, B and C Zones of the Eastmain Gold Deposit, define the structural and lithological controls of gold mineralization, and to drill-test a number of regional geophysical and geochemical targets elsewhere on the property.

The A, B and C zones of the deposit have a large mineralized "footprint" occurring over a length of 1.7 kilometres. Prospecting has also identified significant copper-gold mineralization extending for several kilometres northwest of the A Zone, with grab samples grading from 1.38 to 33.3 g/t Au.

Hole EM10-28 drilled into the B Zone intersected mine series rocks as follows:

Hole ID	From (m)	To (m)	Intercept Length* (m)	Au g/tonne	Ag g/tonne	Cu %	Zone
EM10-28	217.5	227.0	9.5	12.2	15.7	0.19	B
incl.	221.5	226.5	5.0	17.4	22.9	0.19	B
incl.	223.0	225.5	2.5	24.1	30.1	0.23	B
Notes:	The mineralized interval consists of altered Felsic tuff with quartz veins, accessory pyrrhotite, chalcopyrite and pyrite. Visible gold was observed in the interval from 223.0 to 225.5 metres.						
	*Drill intercepts reported as core lengths are estimated to be 95-100% true width.						

Drill hole EM10-45, located over a kilometre southeast of hole EM10-28, intersected three mineralized horizons within the C Zone in similarly altered "Mine Series" rocks as those defining the A and B Zones. Hole 45 intersected 4.3 metres of altered, visible-gold-bearing, mineralized (pyrrhotite and chalcopyrite) basalt and rhyolite tuff cut by quartz veining in the upper part of the hole from 128.4 to 132.7 metres. This unit is followed by a 2.7-metre-wide mineralized zone from 143.4 to 146.1 metres down the hole, consisting of altered rhyolite tuff with quartz veining,

one grain of visible gold and minor pyrrhotite and pyrite. In turn, this zone is proceeded by an 8.0-metre-wide interval of the main mine series rocks from 220.0 to 228.0 metres depth, composed of highly altered ultramafic rocks and rhyolite tuff with layers of massive pyrrhotite and chalcopyrite. Assay results for this hole and several others are pending.

Dr. Donald J. Robinson, President and CEO of Eastmain stated, *"Although assays for a substantial number of drill holes are currently pending, we are impressed with the first phase of drilling at the Eastmain Mine property. Drilling has intersected a number of mineralized intervals of significant thicknesses in all three zones of the Eastmain Gold Deposit. Surface exploration has also confirmed the potential for additional discoveries along the mine trend."*

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101. Chemical analysis for the drilling was completed by ALS CHEMEX Laboratories using a 50-gram split for multi-element and gold ICP analysis. Samples grading over 500 ppb are analyzed by fire assay techniques with and atomic absorption finish. Samples greater than 10 grams are then fire-assayed with a gravimetric finish. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. Assay samples are taken from NQ core, sawed in half along the core axis; one half is sent to ALS Laboratories and the other half retained for future reference.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, which is contiguous with the property hosting Goldcorp's Roberto deposit. Eastmain has increased its 2010-2011 budget of $7.5 million by approximately 34%, to about 10 million, for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.



2010 OCT 13 A 8:30

THIRD QUARTERLY REPORT FOR THE PERIOD ENDING – July 31, 2010

The Company is focused on the exploration and discovery of ore deposits within Canada's newest mining district – the Eastmain/Opinaca (Éléonore) region of James Bay, Québec. Eastmain owns 100% of two gold deposits, Eau Claire and Eastmain, and an early-stage discovery in a joint venture with Goldcorp Inc. and Azimut Exploration Inc., as well as several other highly prospective gold projects in the James Bay region. The Company also holds a number of other projects with very high mineral potential in two other mining districts in Canada.

Clearwater Project

During the period, the Company focused on defining the structural controls of gold mineralization within the Eau Claire deposit in order to refine targets for the next drilling campaign and to aid in the understanding of the geometry of the deposit, with respect to the current resource estimation and potential open pit optimization. Geological mapping, prospecting and trenching also concentrated on searching for additional resources outside the limits of the known deposit. Field work centred on areas north of Eau Claire (450 and 850 West Zones) and east of the gold deposit along the Boomerang trend.

Current trenching north of the 850 West Zone has exposed a wide interval of highly altered and mineralized schists which correspond with a structural "fold hinge" genetically related to the Eau Claire gold deposit. Channel sample data from previous historical trenching in this area delineates wide zones of anomalous gold ranging from 0.35 to 2.71 g/t Au across 25 metres. New trenches in this area are currently being washed, mapped and sampled. Previous drilling north of the deposit is limited, however there are a number of gold-bearing drill intercepts which may lead to additional resources, including 2.4 g/t Au across 15.6 metres in hole SQ99-48 and 5.6 g/t Au over 5.8 metres, which includes up to 25.6 g/t Au over 0.9 metres in hole SQ98-43.

Trenching east of Eau Claire along the Boomerang trend has also exposed a series of stacked quartz-tourmaline veins at or near the favourable volcanic-sedimentary rock contact. Gold-bearing quartz-tourmaline veins and mineralized schist zones have also been identified 2.5 kilometres east of Eau Claire along this same trend. Each of these target areas will be drill-tested in the coming months.

SRK Consulting has been contracted to audit the resource estimate completed on the Eau Claire gold deposit and prepare a NI 43-101 technical report. A qualified person from SRK completed a technical field visit on the project in accordance with Canadian Securities Administrators' National Instrument 43-101 requirements in order to review and verify the Company's geological interpretation. SRK's mandate includes performing an audit of the drill hole database, review and analysis of the Quality Control and Quality Assurance (QC/QA) procedures, verification of historical data and an examination of each of the components required to prepare a mineral resource estimate. Once completed SRK will deliver a technical report for filing on SEDAR and public disclosure.

A major diamond drilling program beginning late September will test targets north and east of the Eau Claire gold deposit. This phase of drilling will also focus on developing additional resources within the T group of veins in the deposit area.

Eastmain Mine Property

Drilling has been on-going at the Eastmain mine project since April. A few geophysical targets outside the deposit area to the northeast and some conductors along the mine trend, several kilometres to the northwest of the deposit area, have been drill-tested, however, the focus of the program is the potential expansion of the known A and B Zones. 42 drill holes have been completed to date for a total of 13,000 metres. Prospecting and geological mapping also centred on target definition for future drilling of the mine series rocks extending northwest of the A Zone.

Drilling along the periphery of the A and B Zones has intersected gold-copper-silver-rich mineralization ranging from 3 to 10 metres in thickness. This mineralized horizon is coincident with a deformation corridor within the mine series rocks. Highlights from the first five drill holes include a 7.44 metre-wide mineralized zone which assayed 3.73 g/t Au, including 7.54 g/t across 3.47 metres, from hole EM10-03 and a 7.83 metre-wide intersection from EM10-04 grading 7.51 g/t gold, including 14.3 g/t gold over 3.93 metres. These drill intercepts were intersected at depths of 250 to 300 metres from the A Zone. Additional assay results are pending. This phase of drilling is expected to be completed by the end of September. A subsequent winter drill campaign will be established once data from the current program is received and processed.

The Company's investment in the project to July 31, 2010 including the purchase price, net of rebates received, is $7,219,495. The current exploration program has demonstrated that the Eastmain Mine is open at depth and that the immediate mine trend has very high discovery potential in both directions. The property also encompasses the "outer mine trend" which covers an area of 100 km^2, which has received virtually no work for decades. Future exploration program will address the potential of this region as well.

Éléonore South Joint Venture

Eastmain and Goldcorp, through it's wholly-owned subsidiary, Les Mines Opinaca Ltée, currently each own a 35% interest in the Éléonore South project, while Azimut Exploration Inc. has a 30% stake.

A $1.6-million program and budget, to test four priority areas on the property with 3,300 metres of drilling, has been approved by the Éléonore South joint venture partners. Eastmain and Goldcorp Inc. have agreed to fund the drill program equally, which upon completion will result in an increase in project ownership to approximately 36.5% for each party. Azimut elected not to participate for 2010, therefore diluting its ownership on a prescribed basis relative to expenditure contributions made by the participating partners, to approximately 27%.

The 2010 summer field mapping program focused on interpreting structural controls of the gold mineralization at the JT discovery area in relation to those recognized at the Roberto deposit. This recent structural mapping will assist in drilling the JT gold zone in addition to identifying other prospective targets in the immediate vicinity.

Situated just 12 kilometres southeast of the multi-million-ounce Roberto Gold deposit, the JT Gold Zone is currently the project's priority target area. Previous trenching and drilling identified a 1.2- kilometre-long by 100 metre-wide succession of gold-enriched sedimentary rocks similar to those hosting the Roberto deposit. A large gold-arsenic geochemical "plume" evident at the north-end of the JT Zone will be drill tested this fall. The immediate objective of the drill campaign is the discovery of "ore grade" thicknesses of gold mineralization within the JT Zone, which is open both laterally and at depth.

Financial

The Company's current assets are comprised of $13.2 million cash and cash equivalents, $3.14 million in marketable securities, $2.11 million in prepaid and receivables and $0.7 million in exploration rebates. Subsequent to the quarter, the Corporation arranged a flow-through private placement of $3.2 million at an issue price of $2.30 per share, a 78% premium to market price, with no warrant. As at July 31, 2010 there were 89.8 million shares issued and 0.12 million warrants outstanding at an exercise price of $2.00 per share, and 4.82 million options at an average exercise price of $0.99 per share.

Outlook

The Corporation is well positioned with sufficient working capital to continue its exploration programs for the foreseeable future. Our $7.5 million-exploration budget for 2010 will focus on drilling at our wholly-owned Eau Claire and Eastmain Mine deposits and the Éléonore South Joint Venture.

We look forward to increasing our global resources through multiple drill programs in the James Bay District in 2010.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
September 14, 2010

All scientific and technical data disclosed in this report has been prepared under the supervision of, and verified by Dr. Donald J. Robinson, a "qualified person" within the meaning of National Instrument 43-101. For further details on the properties of the Corporation, please refer to the 2009 Annual Information Form available on SEDAR at www.sedar.com .

Forward-Looking Statements
Certain information set forth in this letter may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Corporation, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependence upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements (the "unaudited interim consolidated financial statements") of Eastmain Resources Inc. (the "Company" or "Eastmain") for the quarter ended July 31, 2010 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources, exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials. Other risk factors may include: general business, economic, competitive, political and social uncertainties; reliability of resource estimates; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and the factors discussed in the section entitled "Risks and Uncertainties".

This management's discussion and analysis is dated September 14, 2010.

Corporate Overview

The Company, incorporated under the laws of Ontario, and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mineral exploration and development of resource properties containing gold, silver, copper, nickel and zinc within Canada. However, the Company's primary focus is exploration for gold in the Eastmain/Opinaca area of James Bay, Québec, a region that is becoming a highly important area for mineral exploration and discovery in North America.

The Company holds 12 properties covering over 1200 km^2 in the frontiers of James Bay, including 100% interest in two gold deposits – Eau Claire and the Eastmain Mine. The Company also holds a 35% interest in, and manages exploration of, the Éléonore South project, a mineral exploration joint venture located immediately south of Goldcorp Inc.'s ("Goldcorp") Roberto gold deposit, which as of February 2010 reported 3.15 million ounces of measured and indicated gold resources and 6.25 million ounces of inferred resources (Goldcorp Website, 2010 presentations 2010 Second Quarter Report).

With a feasibility study expected to be completed at Roberto by year-end, and an initial yearly average production target of 330,000 oz Au expected to begin in 2015 (Goldcorp website), Goldcorp's commitment to the Opinaca area of James Bay continues to enhance the value of surrounding properties like our Éléonore South project, while demonstrating that the James Bay district has the potential to host multi-million-ounce gold deposits.

In 2004 Eastmain acquired 100% interest in the Clearwater Project, which hosts the Eau Claire gold deposit, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM Inc. Eastmain holds an option to purchase one-half of the NSR for $1 million. As at December 31, 2005, Eau Claire consisted of 1,029,332 tonnes of indicated gold resources containing 310,000 ounces at an average grade of 9.46 g/t Au, and 3,049,660 tonnes of inferred gold resources containing 680,000 ounces at an average grade of 6.93 g/t Au. New resource calculations are expected for fiscal 2010.

In May of 2006, Eastmain entered into a joint venture proposal with Goldcorp and Azimut Exploration Inc. ("Azimut"), in which 65 km^2 of Goldcorp's Éléonore property was combined with Azimut's C claim block, to form the Éléonore South Property. By January of 2008, Eastmain had completed its earn-in requirements for one-third ownership of the Éléonore South Property with Azimut and Les Mines Opinaca Ltée. ("Les Mines Opinaca"), a wholly-owned subsidiary of Goldcorp Inc. In January of 2009, the project became a three-way joint venture, retaining Eastmain as project manager.

As at May 31, 2010 with ownership in the property at 35% Eastmain, 35% Les Mines Opinaca and 30% Azimut, a $1.6-million exploration program was approved by the joint venture partners. Azimut declined participation in funding its share of the program, and as such will dilute its interest upon completion of the 2010 program.

In February 2007 the Company acquired 100% interest in the Eastmain gold deposit, through its wholly-owned

subsidiary Eastmain Mines Inc., for a total consideration of $4.3 million in cash, shares and purchase warrants. Campbell Resources Inc. retains a 2% NSR on the mine property. Eastmain holds a first right of refusal to purchase the NSR.

The Eastmain Mine hosts a resource of 255,700 ounces gold (measured and indicated) and 4.1 million pounds of copper. The total gold resource comprises measured resources of 91,500 tons grading 0.268 ounces/ton gold and indicated resources of 786,600 tons at 0.294 ounces/ton gold, (Campbell Resources Inc. 2004 Annual Report). Alain Blais VP Geology and Development was the qualified person for Campbell's mineral reporting. These resources are historical estimates and should not be relied upon. These estimates may not be NI 43-101 compliant. A qualified person for Eastmain has not done sufficient work to classify the historical estimates as current mineral resources as defined by NI 43-101, however there is sufficient drilling to provide evidence of a significant copper-gold mineral system, which may be expanded through additional exploration.

The Company has formed joint-venture partnerships or strategic alliances with a number of senior mining companies including, Barrick Gold Corporation, BHP Billiton PLC, Xstrata Copper Canada Inc. ("Xstrata") and Goldcorp, in order to capitalize on the senior explorers' technical, financial and marketing expertise. Goldcorp currently holds 8.4% of Eastmain's common shares and has extended its strategic alliance with the Company into 2011.

In addition to its Québec projects, the Company owns exploration properties in New Brunswick and Ontario. In Northeastern Ontario, the Company holds a 70% interest in a district-scale exploration project in joint venture with Xstrata. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology. Since its current focus is gold exploration in Northern Québec, the Company has no immediate plans for any of these properties, but believes they hold potential for future exploration.

Overall Performance

The Company's total consolidated assets were $47.3 million as at July 31, 2010 ($43.0 million on October 31, 2009). During the nine months ended July 31, 2010, the Company raised net cash proceeds of $5.5 million through the issue of shares. During this same period, the Company invested $4.4 million gross in mineral exploration expenditures.

Exploration expenditures on wholly-owned properties are discretionary. As operator and manager of the Company's joint-ventures, Eastmain can propose exploration programs at its discretion. Should the partners not elect to participate, they dilute their interest at prescribed rates according to their relative joint-venture agreements. As per the Éléonore South joint-venture agreement, each partner is required to contribute its proportionate share of any proposed exploration expenditures for the Éleonore South project, or otherwise dilute their interest. Azimut Exploration Inc. elected not to participate in the 2009 drill program at Éleonore South. As a result, both Eastmain's and Les Mines Opinaca's interests in the property increased to 35%. Azimut's share was diluted to 30%. Eastmain and Les Mines Opinaca have each confirmed participation in a $1.6-million exploration program for 2010. Azimut has declined participation in the 2010 program, leaving both Eastmain and Les Mines Opinaca with a proportionate share of $0.8 million for the 2010 exploration budget. Upon completion of this year's exploration program, Eastmain's and Opinaca's interests will each increase to approximately 36.5%, while Azimut's interest will be diluted to 27%.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing. The price of gold, silver and other minerals has fluctuated widely over the short term in recent years and short-term wide fluctuations are expected to continue. For instance, for most of the 1990's, the market price of gold was above US$350 per ounce. It fell to US$260 per ounce in 2000 and since January 2001 has shown a general upward trend. In late 2009 and in 2010 the price of gold has risen to over US$1,250. In 2010 gold has been trading in a range between US$1050 and US$1,250 per ounce. Although world markets may experience volatility in the short term, the long-term outlook for gold remains bullish.

Increased gold prices in the last several years have encouraged the Company to participate more actively in exploration and acquisition activities. With a positive, long-term outlook for the price of gold in mind, the Company plans to increase its exploration efforts at key gold projects located in Québec. Eastmain has allocated an exploration budget of $7.5 Million for its Québec-based projects for 2010.

The price of gold is typically quoted in US dollars. Exchange fluctuations between the US dollar and the Canadian dollar may impact the Company's intrinsic value, however, the Company's geographic area of operations is within Canada and its revenues and expenditures are almost entirely denominated in Canadian dollars. A significant portion of the Company's exploration expenditures such as fuel and transportation are impacted by changes in the price of oil.

Results of Operations

Project Overview

Clearwater Project

The Clearwater property is approaching the preliminary economic assessment stage.

2010 summer field work at Clearwater has focused on defining the structural controls of gold mineralization within the Eau Claire deposit for the purposes of future drilling and current resource estimation. Exploration work has also

concentrated on searching for additional resources outside the limits of the Eau Claire gold deposit where geological mapping, prospecting and trenching have uncovered new zones of interest north of Eau Claire and east of the gold the Boomerang zone.

Trenching north of the 850 West Zone has exposed a wide package of extremely deformed, altered and mineralized rocks, which generally correspond to a structural fold hinge aligned at an oblique angle to the vein system forming the Eau Claire gold deposit. Channel sample data from previous historical trenching defines wide zones of anomalous gold ranging from 0.35 to 2.71 g/t Au across 25 metres. Recently excavated trenches are currently being washed, mapped and sampled. Previous drilling north of the deposit is limited, however there are a number of gold-bearing drill intercepts, including 2.4 g/t Au across 15.6 metres in hole SQ99-48 and up to 25.6 g/t Au over 0.9 metres within a 5.8-metre interval grading 5.6 g/t Au in hole SQ98-43, which may lead to additional gold resource ounces.

Trenching east of Eau Claire along the Boomerang trend has also exposed stacked quartz-tourmaline veins at or near the favourable volcanic/sedimentary rock contact. Gold-bearing quartz-tourmaline veins and mineralized schist zones have been identified 2.5 kilometres east of Eau Claire along this same trend. Each of these target areas will be trenched and channel sampled during the current program. Diamond drilling will follow.

During the period the Company contracted the services of SRK Consulting (Canada) Inc. ("SRK") for the purposes of auditing the Eau Claire mineral resource estimate and to prepare an Independent NI 43-101 Technical Report. The new mineral resource estimate will be released once SRK has completed its audit. The 2010 resource evaluation will include all drilling within the Eau Claire gold deposit up to November 2009, but will be predominantly comprised of holes intersecting the top third of the deposit, where the bulk of exploration work was targeted during the last two years. The previous mineral resource estimate (2005) was based on 182 vein intersections in addition to surface channel sample data from the 450 West Zone for three of the main veins. The new estimate will also incorporate vein intersections from 181 drill holes completed in the upper 1/3 of the deposit during the November 2007 to November 2009 campaigns. These closely spaced, large diameter (HQ) drill holes more clearly delineate vein morphology and grade.

A major diamond drilling program will begin during the fourth fiscal quarter. A program has been designed to continue expansion of the deposit and to test new target areas north and east of the Eau Claire gold deposit as well.

The Company's investment in the project to July 31, 2010 net of rebates received is $ 11,182,665.

Eastmain Mine Property

The Eastmain Mine project comprises 152 mineral claims and one mining license located in the Upper Eastmain River Greenstone Belt of James Bay, Québec. The Eastmain Mine project is in the target definition and drilling stages of exploration, with the objectives of expanding known resources and discovering a second deposit nearby.

The Eastmain gold deposit is a copper-gold-silver, sulphide-rich deposit, consisting of three known zones, "A", "B" and "C". The A and B Zones have been traced for more than one kilometre in length and to a vertical depth of 400 metres. The deposit remains open at depth and laterally along strike. Gold mineralization at the Eastmain Mine occurs within a siliceous, sulphide-bearing unit associated with komatiite and highly altered mafic volcanic rocks. This very distinctive geologic marker horizon has been traced for over 10 kilometres across the property.

42 holes, for a total of approximately 13,000 metres, have been competed to date during the 2010 drill program. While current drilling has focused on expanding the A and B Zones, about 10 holes have also tested geophysical targets outside the deposit area along the mine trend several kilometres northeast and northwest of the A and B Zones. Summer prospecting and mapping have extended the surface limits of the mine series rock sequence northwest of the A Zone, providing additional drill targets for future programs.

Drilling along the periphery of the A and B Zones has intersected a 3- to 10-metre thick gold-copper-silver-rich horizon coincident with a deformation corridor within mine series rocks. Highlights from current drilling include a 7.44 metre-wide mineralized zone which assayed 3.73 g/t Au (27.75 gram metres) from hole EM10-03, including 7.54 g/t across 3.47 metres and a 7.83 metre-wide intersection from EM10-04 grading 7.51 g/t gold (58.80 gram metres), including 14.3 g/t gold over 3.93 metres. These drill intercepts were intersected at depths of 250 to 300 metres within the A Zone. Additional assay results are pending.

The current exploration program has demonstrated that the Eastmain Mine is open at depth and the immediate mine trend has very high discovery potential in both directions. The project also covers the "outer mine trend" which covers an area of 100 km^2 which has received virtually no work for decades. The present phase of drilling is expected to be completed by the end of September. Additional drilling is proposed for the coming winter months.

The Company's investment in the project to July 31, 2010, including the purchase price, net of rebates received is $7,310,658.

Éléonore South Joint Venture

The Éléonore South project is an exploration drilling stage property, which lies within the Eastmain/Opinaca geologic district of James Bay, Québec. The Éléonore South project is jointly held by Eastmain (35%), Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. (35%) and Azimut Exploration Inc. (30%).

Located near the Opinaca Reservoir, the property consists of 282 mining claims covering 147 km^2 along the southern boundary of Les Mines Opinaca's Éléonore project, 14 km south of the Roberto Gold Deposit and 45 km northwest of Eau Claire.

Éléonore South is of particular interest to the Company and its shareholders because the property is underlain by anomalous gold-bearing sediments of the same rock formations as those hosting Goldcorp's Roberto gold deposit. As of December 31, 2009, the Roberto Deposit contained 3.15 million ounces of measured and indicated gold resources, within 8.2 million tonnes at an average grade of 11.9 grams per tonne, and 6.25 million ounces of inferred gold resources within 15.0 million tonnes at an average grade of 12.9 grams per tonne.

2010 field exploration work to date has focused on interpreting structural controls of gold mineralization at the JT discovery area in relation to known mineralizing structures at the Roberto deposit. Previous trenching and drilling identified a large gold-bearing geochemical anomaly within a succession of sedimentary rocks similar to those within the Roberto deposit sequence. Recent structural mapping will assist in drilling the JT gold zone in addition to identifying other prospective targets in the immediate vicinity.

Past drilling completed by the Company intersected wide intervals of altered, gold-enriched sediments and felsic intrusive rocks forming a 1.2-kilometre-long geochemical halo in the JT Gold Target area. Three parallel gold-rich zones have been intersected in arsenopyrite-bearing sediments, similar to those hosting the multi-million-ounce Roberto gold deposit at Éléonore.

A 3,300-metre drill program beginning in September will test a large gold-arsenic geochemical "plume" extending north of previous JT Zone drilling in search of ore-grade material. The JT Gold Target is also open to the south and at depth.

The Company's investment in the project to July 31, 2010 net of rebates received is $3,953,684. A budget of $1.6 million has been established for the 2010 exploration program, of which Eastmain's proportionate share is $800,000.

Ruby Hill Project

The Ruby Hill Project is located approximately 800 km north of Montréal and 320 km north-northeast of Chibougamau, within the Upper Eastmain River Greenstone Belt of James Bay, Québec. The property includes 268 mineral claims divided into two blocks (Ruby Hill East and Ruby Hill West) covering approximately 14,125.47 hectares. The centre of the Ruby Hill West block is located about 32 kilometres west of the Eastmain Mine Deposit and consists of 180 claims covering an area of 9,485.42 hectares The Ruby Hill East block is contiguous with the Eastmain Mine property and consists of 88 claims, which cover an area of 4,640.05 hectares.

The Ruby Hill claims exhibit similar geology, alteration and mineralization to the mine property and thus are also highly prospective with respect to economic potential. Drilling completed by the Company in 2008, confirmed that key komatiitic flows and sulphide-bearing chert zones, which host the Eastmain Gold Deposit, extend onto the property. Additional work is required to evaluate and test the potential of what may be the folded equivalent of Eastmain Mines series rocks at Ruby Hill.

The Company's investment in the project to July 31, 2010 net of rebates received is $1,824,900. No field work is planned for this project in 2010.

Radisson Project

The Radisson property is located near the La Grande River, approximately 500 km north of Matagami, Québec. Radisson comprises 207 mineral claims covering approximately 10,698 hectares within the LaGrande Greenstone Belt district of James Bay, Québec and straddles a similarly-aged structural and stratigraphic break between complex volcanic and sedimentary rocks as Goldcorp's Roberto Gold deposit. Historic gold discovered within well-developed iron formations on the property suggest that Radisson may also be prospective for Lupin-style gold mineralization.

The Radisson project is in the early exploration stage. Geological mapping, prospecting and soil geochemical sampling completed by the Company at Radisson in 2009 identified highly enriched precious metal values in both rocks and soils. Additional work is planned for the property for 2010-2011. The Company's investment in the project to July 31, 2010 net of rebates received is $491,247.

Reservoir Project

The Reservoir Project, comprised of 156 claims, covering approximately 8,098 hectares, is located in the Eastmain-Opinaca district of James Bay, Québec approximately 60 kilometres southwest of Goldcorp's Roberto deposit and approximately 45 kilometres west of the Eau Claire gold deposit. This property hosts a large copper-gold occurrence in albite altered volcanic-sedimentary rocks comparable to those hosting the past producing 10-million-ounce MacIntyre Mine in Timmins, Ontario.

The Reservoir project is in the target definition and early-drilling stage. Previous drilling by the Company includes intervals which assayed up to 8.0 g/t gold, 23.5 g/t silver and 4.21% copper. Surface channels samples included up to 36 g/t gold, 52 g/t silver and 5% copper. A budget of up to $1million has been recommended for surface exploration and drilling. The Company's investment in the project to July 31, 2010 net of rebates received is $416,682.

Xstrata Joint Venture "MegaTEM Project"

The MegaTEM project covers an area of over 14,500 line-kilometres of airborne geophysical surveys, which have generated in excess of 225 top-priority drill targets, within the Abitibi Greenstone belt of Northeastern Ontario and Northwestern Québec. One of the most prolific mineral districts in the world, the Abitibi Belt has accounted for more than $120 billion in past metal production. Over 200 million ounces of gold has been produced from the belt in addition to 8.5 million tonnes of copper, 20 million tonnes of zinc and 900 million ounces of silver. The presence of major felsic volcanic centres, anomalous assays and alteration assemblages intersected in past drilling, and proximity to known base- and precious-metal occurrences suggest that any one of the Company's selected 225 priority geophysical anomalies has the potential to lead to discovery.

Eastmain is project operator and currently holds a 70% interest in any discovery made from these surveys. Xstrata, who holds the remaining 30%, has no back-in rights. The MegaTEM project is a greenfields property in the preliminary to early stages of exploration. Based on results from deep penetrating geophysical surveys combined with the knowledge of geologic signatures associated with known ore deposits elsewhere in the Abitibi, the project has the potential to generate a significant discovery. To date however, there has been insufficient exploration work completed to define mineral resources on the MegaTEM Project and it is uncertain if further exploration will result in and target being delineated as a mineral resource. Therefore the Company has written-down the carrying value of its investment in this project to $1,955,710 as at July 31, 2010. Although no field work is planned for the MegaTEM project in 2010, primarily due to the Company's current focus on its 100% owned gold projects in James Bay Québec, further work is warranted in the future.

Other projects

The other project category is composed of a collection of properties of geological interest located in the James Bay area of northern Québec (including Road King, Lac Hudson and Lac Elmer listed below), the Timmins district of Ontario and the Bathurst mining region of New Brunswick. The carrying value of the Company's investment in all other projects to July 31, 2010, net of write-downs and rebates, is $1,684,835. No field work is planned for these projects in 2010.

Road King Property

The Road King project is located within the Eastmain/Opinaca district 85 kilometres west of the Roberto gold deposit. This 108-claim property which overlies 5,704 hectares straddling the contact between the Eastmain greenstone belt and Opinaca sedimentary rocks is accessible from the LG2 highway. Road King is in the very early stages of exploration. Although the property has been covered by airborne geophysics, regional wide-spaced soil geochemical surveys and minimal prospecting, there has been very limited work on the property and additional exploration is warranted.

Lac Hudson Project

The Lac Hudson project is located immediately south of the Reservoir Project within the central part of the Eastmain River Greenstone Belt, 35 kilometres west of Clearwater. The property consists of 187 claims covering 9,682 hectares underlain by volcanic and sedimentary rocks containing sulphide facies iron formation and chemical exhalatives. Several local concentrations of gold and base metals have been detected in iron formation on the property. Previous drilling intersected up to 15.2 g/t gold and 22.3 g/t silver. This early-stage exploration property is prospective for a sedimentary- or volcanic-hosted gold deposit.

Lac Elmer Project

The Lac Elmer project is located at the western end of the Eastmain Greenstone Belt approximately 35 kilometres west of the LG2 highway and roughly 80 kilometres west of the Reservoir property. The property consists of 178 claims covering 9,379 hectares. Lac Elmer is in the target definition and drilling stage of exploration.

Lac Elmer is underlain by two structural blocks separated by the Opinaca fault. A felsic to intermediate volcanic rock assemblage in the northern block is characterized by a widespread highly altered mineralized horizon that geologically resembles the 30-million-ounce Hemlo gold mine in Northern Ontario and the La Ronde gold deposit, located in Val d'Or, Quebec, while the southern block comprises mafic to intermediate volcanic rocks and iron formations.

The Lac Elmer property hosts a kilometric-size mineralized horizon enriched in silver-gold-copper and zinc. Intensely sericite-silica altered rocks throughout the northern block display several zones of disseminated pyrite enriched in gold (up to 7.0g/t). Previous exploration detected multi-ounce silver and ounce-level gold assays in surface showings and up to 50 g/t silver and 0.5 g/t gold across 30 metres in drilling within felsic volcanics. Quartz veins in sheared

gabbro and quartz-ankerite stockwork in biotite-rich diorite returned values of up to and 42 g/t and 102 g/t gold respectively. Altered, mineralized and folded iron formation also assayed up to 5.0 g/t gold. Auriferous, sericitized intermediate volcanic rocks within the lower sequence locally grade up to 1-2% Cu-Zn. Additional exploration is planned for the future.

Financial Overview

The Company does not earn any significant revenue from consolidated operations. Interest is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Other income is derived from management fees and charges for the use of Company facilities by third parties.

The Company maintains a high liquidity by holding a large cash balance in an interest-bearing bank account. The Company's investment in bonds and GIC's at July 31, 2010 was $2.5 million compared to $2.3 million July 31, 2009. With interest rates at all-time lows, the Company has been investing in short-term instruments only. With the exception of some promotional expenditures incurred in foreign currencies, all administrative and exploration expenditures are denominated in Canadian dollars. As such, these costs have little exposure to foreign exchange fluctuations.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Three months ended July 31, 2010 compared to the three months ended July 31, 2009

Net loss for the quarter ended July 31, 2010 was $1,327,632, an increase of $694,673 or 109.8% over the July 31, 2009 quarter end loss.

- Q3 interest and other income increased by $39,709 or 324% over Q3 2009. Other income included $17,038 from equipment rental and management fees from the Eléonore joint venture. Investment income increased by $22,671.
- The deferred exploration expenditure for the Xstrata joint venture project was written down by $976,390 during the quarter in recognition of the Company's intention to abandon a number of less promising claims as a result of diminishing interest in base metals. The Company is retaining its interest in the more promising claims and valuable geological data accumulated on the area.
- Stock option compensation decreased by $284,338 or 57.1%. During Q3 the Company granted 750,000 stock options, having a Black-Scholes value of $536,250, to officers and service providers and adjusted downward $49,000 the Q2 stock option benefit cost upon revising the estimated expected term of the options. The Company has apportioned $273,488 of the Black-Scholes value related to geologists' compensation to deferred exploration expenditures. In Q3 2009, the Company granted 850,000 stock options, having a Black-Scholes value of $498,100. The Black-Scholes valuation attributes a cost to the Company for issuing stock options as compensation. The factors affecting the cost are the exercise price of the option, dividend rate of the stock, the risk-free interest rate, the expected term of the option and the volatility of the stock's trading range over the historical period of time comparable to the expected term of the option. The Black-Scholes assumptions used in stock option pricing are detailed in Note 8 to the Interim Financial Statements. The Black-Scholes option pricing calculation is a non-cash transaction.

  Long-term incentives for executive officers and directors have been provided through stock options granted under the stock option plan. To conserve cash while the Corporation is in the growth stage, stock options are issued as a significant component of compensation. The Corporation may amend its stock option policies as it evolves in the future and continues to review the appropriateness of all forms of compensation paid to its directors and executive officers.

  The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with an opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. All options that have been granted under the Plan have been issued at an exercise price not less than the market price of the Common Shares on the date of the grant. The options are non-assignable (excepting in the event of death of an optionee) and may be granted for a term not exceeding ten years. The Plan contains no provision for the transformation of stock options into stock appreciation rights. Options may be granted under the Plan by the Board or any committee established for the purpose thereof, only to directors, officers, employees, insiders and other specified service providers. The Plan also contributes capital to the Corporation as participants pay the Corporation to exercise their options.

  The 2010 income tax changes to the deferred tax treatment of options, particularly those exercised to hold shares, negatively impacts the Company's endeavours to encourage the retention of a proprietary interest by favouring the disposal of the shares acquired through the exercise of options in order to pay income taxes on the deemed gain at the time of exercise. To restore the incentive for proprietary interest, the Company has increased the length of option terms to ten years. Management estimates the expected term to be 7.5 years based on its past experience and estimates regarding the Company's maturing exploration

projects. The effect of the increase in term on the factors that determine the Black-Scholes value of the options has increased the cost of stock option compensation by 58%.

Nine months ended July 31, 2010 compared to the nine months ended July 31, 2009

Year-to-date net loss for the nine months ended July 31, 2010 was $1,928,318, an increase of $886,313 or 85.1% over the net loss for the nine months ended July 31, 2009.

- Year-to-date interest and other income increased by $66,047 or 60% to $176,977. Other income included $91,738 from camp rental, equipment rental and management fees from the Eléonore joint venture. Interest income decreased $25,363 as a result of low interest rates.
- Year-to-date stock option compensation cost decreased by $88,288 compared to last year. The Black-Scholes option pricing value assigned to stock option compensation is a non-cash expense.

  In the fiscal 2010 year-to-date the Company has granted 1,000,000 stock options with an expected term of 7.5 years, to Directors officers and service providers. The resulting Black-Scholes calculated value of these options is $738,500. Last year the Company granted 950,000 stock options, with an expected term of five years resulting in a Black-Scholes value of $553,300. The effect of the increase in term on the factors that determine the Black-Scholes value of the options has increased the non-cash cost of stock option compensation by 58%.

2010 Stock Options	Number of Options	Black-Scholes Value	Operating Statement Charges	Deferred Expenditure Charges
Directors	250,000	$202,250	$202,250	-
Officers	450,000	$321,750	$176,350	$151,938
Service Providers	300,000	$214,500	$ 92,950	$121,550
2009 Stock Options				
Directors	300,000	$172,400	$172,400	-
Officers	250,000	$146,500	$146,500	-
Service Providers	400,000	$234,400	$234,400	-

- Deferred exploration expenditures write down of $976,390. This base metal joint venture project with Xstrata has been written down by $1,976,390 (50%) including the Q4 2009 write down.

Selected Quarterly Information

	Quarter ended 07/31/2010	Quarter ended 04/30/2010	Quarter ended 01/31/2010	Quarter ended 10/31/2009
Interest / other Income	$ 51,952	$ 97,548	$ 27,477	$ 72,738
Net loss	(1,327,632)	(402,065)	(198,621)	(2,064,055)
Per share basic	$(0.0150)	$(0.0046)	$(0.0022)	$(0.0184)
Per share diluted	$(0.0150)	$(0.0046)	$(0.0022)	$(0.0184)
Trading Range of Shares				
High	$1.44	$1.60	$1.75	$1.50
Low	$1.15	$1.27	$1.24	$1.06
	Quarter ended 07/31/2009	**Quarter ended 04/30/2009**	**Quarter ended 01/31/2009**	**Quarter ended 10/31/2008**
Interest / other Income	$ 12,241	$ 48,947	$ 49,741	$ 123,494
Net loss	$ (632,959)	$ (276,592)	$ (132,453)	$ (1,329,520)
Per share basic	$(0.0074)	$(0.0032)	$(0.0015)	$(0.0178)
Per share diluted	$(0.0074)	$(0.0032)	$(0.0015)	$(0.0056)
Trading Range of Shares				
High	$1.35	$1.15	$1.09	$1.55
Low	$0.89	$0.80	$0.55	$0.48

Risks and Uncertainties

Exploration and Development

The exploration and development of mineral deposits involves significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Corporation's properties are in the exploration stage and the Corporation is presently not exploiting any of its

properties. The Corporation's future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on many factors. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as size; grade and proximity to infrastructure; as well as metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Corporation wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital. The Corporation's operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including but not limited to, unusual and unexpected geologic formations, possible cave-ins, unexpected labour disputes and changes in commodity prices.

There can be no guarantee that sufficient quantities of minerals will be discovered or that one of the Corporation's properties will reach the commercial production stage. Few properties that are explored are ultimately developed into producing mines. If the Corporation discovers profitable mineralization, the Corporation does not currently have sufficient financial means to bring a producing mine into operation. Considering that the Corporation has no properties with proven reserves and considering the aforementioned risk factors, it is unlikely that the Corporation will develop a profitable commercial operation in the near future.

Regulatory Matters

The Corporation's mining activities are subject to governmental regulation. Mining activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, toxic substances, environmental protection, native land claims and other matters.

Exploration and commercialisation are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air; to progressively rehabilitate mine properties; to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties.

Reliability of Resource Estimates

There is no certainty that any of the mineral resources on the Clearwater Project or any other project with mineral resources will be realized. Until a deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary. Any material change in quantity of mineral resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. There is also no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in a larger-scale test under on-site conditions or during production.

Fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a materially adverse effect on the Corporation's results of operations and financial condition.

No History of Mineral Production

The Corporation has never had any interest in a mineral producing property. There is no assurance that commercial quantities of minerals will be discovered at any of the properties currently held by the Corporation or any future properties it may hold, nor is there any assurance that the exploration programs of the Corporation thereon will yield positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property held by the Corporation will ever be brought to a stage where mineral resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce mineral resources from its properties include, but are not limited to, the price of the mineral resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Permits, Licenses and Approvals

The operations of the Corporation require licenses and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses, which may contain specific conditions concerning operating procedures; water use; the discharge of various materials into or onto land, air or water; waste disposal; spills; environmental studies;

abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

Title to Property

Although the Corporation has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Corporation's interests in its properties.

Competition

The Corporation's activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Additional Funding

Additional funds will be required for future exploration and development. The source of future funds available to the Corporation is through the sale of additional equity capital or borrowing of funds. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation's business and financial position.

Programs planned by the Corporation may necessitate additional funding, which could cause a dilution of the value of the investment of the current shareholders of the Corporation. The recuperation value of mining properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Corporation's capacity to obtain additional funds in order to realize these programs.

The Corporation's exploration activities can therefore be interrupted at any moment if the Corporation is incapable of obtaining the necessary funds in order to continue any additional activities that are necessary and that are not described in the exploration programs outlined in the Corporation's geological reports for its properties.

Dependence on Management

The Corporation is dependent on certain members of management, particularly its President. The loss of his services could adversely affect the Corporation. Investors must rely on the Corporation's directors and those who are unwilling to do so should refrain from investing in the Corporation.

Management of the Corporation rests with a few key people, the loss of any of whom could have a detrimental effect on the Corporation's operations.

Conflicts of Interest

Certain directors and officers of the Corporation also serve as directors and officers of other companies involved in natural resource exploration and development, consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

Commercialisation

The commercialisation of minerals depends on a number of factors that are independent from the Corporation's desire to proceed with said commercialisation. An excessive supply of certain minerals may arise from time to time due to the absence of a market for said minerals and to governmental restrictions on exports. Other factors include market fluctuations and governmental regulations concerning prices, taxes, fees, authorized production, imports and exports. The exact effect of these factors cannot be accurately evaluated.

Uninsured Hazards

The Corporation could be held responsible for certain risks including environmental pollution, cave-ins or other hazards against which a corporation such as Eastmain cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Corporation's assets.

Land Claims

At the present time, none of the properties in which the Corporation has an interest or an option to acquire an interest is the subject of an aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has a policy, described in Note 2b to the Audited Consolidated Financial Statements, whereby the carrying amounts of exploration properties are reviewed for events or changes in circumstances that suggest that the carrying amount may not be recoverable.

The Company and Azimut Exploration Inc. ("Azimut / Azimut Exploration") had letters of agreement for two claim blocks, Opinaca C and Opinaca D ("Azimut C and Azimut D"), held by Azimut and located in the Éléonore district. According to the original agreements, Eastmain could acquire 50% interest in the properties during a five-year period and acquire an additional 15% interest upon delivery of a bankable feasibility study.

Under the terms of the Azimut Block C agreement, Eastmain had the option to earn a 50% interest in Block C from Azimut Exploration during a five-year period through total cash payments of $160,000 and the issuance of 30,000 common shares of the Company. In April 2006, Eastmain, Azimut and Goldcorp's wholly-owned subsidiary, Les Mines Opinaca Ltée, formed a 3-way joint venture by combining Azimut's mining claims from the Azimut C Block and selected mining claims from Les Mines Opinaca's Éléonore claim block to create a new property, referred to as the Éléonore South project. The 3-way joint venture agreement, which supercedes the Azimut Block C agreement, is also described in Note 7c to the Audited Consolidated Financial Statements.

Eastmain also had the option to earn a 50% interest in the Opinaca D project from Azimut by making total cash payments of $140,000, issuing 45,000 common shares of the Company, and completing $1.9 million in total work expenditures over the five-year term of the agreement, of which an aggregate of $900,000 in work expenditures was required to be completed prior to the third anniversary of the agreement. Eastmain made cash payments of $55,000, issued 45,000 common shares of the Company to Azimut and satisfied its work expenditure commitments for the third year anniversary. In January 2009, the Company elected to withdraw from its option in the Opinaca D project with no further financial obligations. Deferred exploration expenditures of $847,219 related to this project were written-off in the fiscal year ended October 31, 2008.

Liquidity and Capital Resources

During the nine months ended July 31, 2010, the Company received net proceeds of $5,500,393 from the issue of shares (the Company received $206,107 from the issue of shares in the nine months ended July 31, 2009). During the same period the Company invested $2.8 million in acquisition and exploration of mineral resource properties ($2.3 million in the nine months ended July 31, 2009). As at July 31, 2010, cash and cash equivalents, the current portion of marketable securities, prepaid expenses and sundry receivables totalled $17.0 million ($15.5 million – July 31, 2009). Current liabilities are $1.3 million ($0.1 million – July 31, 2009) and the Company has no long-term debt. Accordingly, as the Company's base operating cost is approximately $65,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

In December 2009 the Company completed an unbrokered private placement financing with a financial institution and directors, officers, employees and other service providers of the Company. This issue of 237,620 flow-through common shares at $1.75 raised net proceeds of $394,015. In February 2010, the Company issued 2,000,000 flow-through shares in a private placement at $2.50 per share for gross proceeds of $5,000,000. Issue costs in connection with the private placement were $381,261. A brokerage commission of 6% of gross proceeds was paid and 120,000 (agent) purchase warrants were issued. Each agent warrant entitles the holder to purchase one common share at a price of $2.00 until February 26, 2012. The Black-Scholes value associated with these broker warrants was $62,040. Stock options exercised between November 1, 2009 and July 31, 2010 contributed another $487,640 to treasury funds. Other private placements may be completed if market conditions are appropriate.

The Company is committed to spending $5,000,000 in Québec flow through expenditures by December 31, 2011 in respect of the flow-through shares issued in February 2010. If the Company does not spend these funds, in compliance with the Government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all flow-through commitments within the given time constraints.

Exploration expenditures on the Company's Québec projects currently generate mining duty and provincial resource exploration refunds to the Company of 46% of the qualifying expenditures. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec. The expenditures are subject to verification and adjustment by both the Québec Ministry of Natural Resources and the Ministry of Revenue. Rebates are recorded when they are actually received or confirmed receivable.

As at July 31, 2010, the Company has an estimated $0.7 million in mining duty rebates recoverable from the Province of Québec for qualified expenditures incurred between November 1, 2008 and October 31, 2009. Since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recorded in the Company's financial statements. No provision has been made in the financial statements for resource credits arising from fiscal 2010 expenditures. At July 31, 2009 the Company was eligible for resource tax credits and mining duty rebates estimated at more than $300,000 for qualified expenditures

up to October 31, 2008. Amounts received in respect of those claims were recorded in the financial statements for the year ended October 31, 2009.

The properties held by the Company are not income generating. The Company is reliant on equity markets over the long term to raise capital to fund its exploration activities. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Funds on-hand for future exploration costs are invested from time-to-time in money market funds, term deposits, and bonds or certificates of deposit with maturities matching the Company's cash-flow requirements, which in management's opinion, yield the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors. Shares in other companies acquired as a result of property transactions are classified as available-for-sale and are also a component of the funds on-hand for exploration. Due to currently low interest rates, funds are being kept in short-term notes and interest-bearing bank accounts.

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets designated as available-for-sale must be recorded at fair-market values. Unrealized gains or losses arising from the valuation of these financial assets are reported in the balance sheet as "Other Comprehensive Income (Loss)". Realized gains and losses are transferred to the statement of operations. The Company adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale.

The difference between the historical cost and their fair-market value of the Company's marketable securities July 31, 2010 was a cumulative unrealized loss $309,571. The comprehensive loss for the nine months ended July 31, 2010 was $74,509. The loss in market value for the quarter ended July 31, 2010, was $90,539. At July 31, 2009 the cumulative unrealized gain on the fair market valuation of marketable securities was $111,956 resulting from an increase in market value of the securities during that period. The comprehensive unrealized loss for the three months ended July 31, 2009 was $22,310. Actual gains or losses are recorded upon disposal of the investments. Investments maturing or cashable investments are re-invested at prevailing rates. The Company is not contemplating the disposal of any of its marketable securities that would result in losses.

Accounts receivable as at July 31, 2010 includes $1,691,581 for resource investment credits and an amount of $336,166 for recoverable sales taxes, which are subject to verification and normally refunded within 60 to 90 days of the claim. Refunds of taxes are not considered a financial instrument since governments are not obligated to make these payments.

Accounts payable and accrued liabilities outstanding as at July 31, 2010 were $1,365,407 ($140,321 – July 31, 2009). Accounts payable balances vary from quarter-to-quarter depending on the season and the amount of work performed during the quarter.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire (ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its nature as a mineral exploration business, generates non-capital tax losses, which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors, whereby the deductions for tax purposes, relating to resource expenditures, may be claimed by the investors when not claimed by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146, issued by the Emerging Issues Committee (EIC-146), regarding GAAP for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax liability of $141,800 in the nine months ended July 31, 2010, in connection with the December 2009 issue of flow-through shares, and a future income tax recovery of $43,605 in the nine months ended July 31, 2009, in connection with the December 2008 renunciation of expenditures associated with the issue of flow-through shares.

During the three months ended July 31, 2010, 6,828,200 share purchase warrants expired. As at July 31, 2010 there were 120,000 common share purchase warrants outstanding at an exercise price of $2.00 expiring February, 2012. If exercised, these warrants would result in proceeds to the Company of $240,000.

During the three months ended July 31, 2010, 124,000 stock options were exercised with an average weighted exercise price of $0.49. As at July 31, 2010, 4,821,000 options were outstanding with a weighted average exercise price of $0.99, which if exercised, would result in proceeds of $4,756,860 to the Company.

The Company does not hold, and has never held, any Asset-Backed Commercial Paper (ABCP).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions include $18,000 per month salary and $1,000 per month premises rent paid to the President of the Company. Consulting fees of $600 per day and out of pocket expenditures are paid to a service provider.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of September 14, 2010, there are 89,848,538 common shares outstanding, 4,896,000 share purchase options and 120,000 common share purchase warrants outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of the recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock-based compensation; total expenses; loss for the period; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on the stock-based compensation and hence results of operations. The assumptions used for options issued are detailed in Note 9 to the Audited Consolidated Financial statements and assumptions used for warrants are detailed in Note 10.

The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including but not limited to: exploration risk; development risk; commodity-price risk; operating risk; ownership and political risk; currency risk; and environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is also uncertain.

Change in Accounting Policy

There have been no changes in accounting policy since the year ended October 31, 2009.

Adoption of Accounting Policies

Mining Exploration Costs

In March of 2009, the Emerging Issues Committee (EIC") issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development- and exploration-stage entities that cannot estimate future cash flows from their properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied in interim and annual financial statements for periods ended on or after the date of issuance of EIC-174. The Company has adopted this recommendation retrospectively effective November 1, 2008 and determined that there was no impact on the financial statements.

Going Concern

Effective November 1, 2007, the Company adopted the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the company's ability to continue as a going concern. When financial statements are not on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company's accounting policies were already compliant with the requirements on the amended section and there was no effect on the Company's financial statement disclosure, financial position, or results of operations.

Future Accounting Pronouncements

Business Combinations and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1582 "Business Combinations", Section 1601 "Consolidated Financial Statements" and section 1602 "Non-controlling Interests". These sections replace the former Handbook Section 1581 "Business Combinations" and Section 1600 "Consolidated Financial Statements" and establish a new section for accounting for non-controlling interest in a subsidiary.

Sections 1582 and 1601 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are not to be expensed when occurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently assessing the future impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for the fiscal year ended October 31, 2012 and the three months ended January 31, 2012 respectively with IFRS compliant comparative information.

The four phases of the Company's transition plan are as follows: scoping and planning ("phase 1"), detailed assessment ("phase 2"), operations implementation ("phase 3"), and post implementation ("phase 4"). Phases 1 and 2 have been completed. The first stage of phase 3, the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet November 1, 2011 will be completed in the first quarter of fiscal 2011. The implementation of changes to the reporting system and processes to support preparation of the IFRS opening balance sheet at November 1, 2011 will be completed and the review and approval of the changes implemented will be finalized during the second quarter of 2011. The second stage of phase 3, the ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of the Company's internal control environment and disclosure controls and procedures will be conducted throughout fiscal 2011. Phase 4 will be carried out throughout fiscal 2012.

Management is in the process of quantifying the financial statement impacts of key differences between the Company's current accounting policies and those it expects to apply in preparing IFRS compliant financial statements. Management has identified the following as potentially the most significant:

Currently under IFRS, companies deferring exploration expenditures as permitted under Canadian GAAP will be allowed to continue this practice. They may however, elect to expense exploration expenditures until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete the project has been obtained, as is the practice under US GAAP. Those currently treating exploration expenditures as operating expenses or those opting to write-off their deferred exploration expenditures will not be permitted to reverse these deferrals or defer any future exploration expenditures. It is unclear as to whether such an election to change Company policy, on conversion to IFRS, would require regulatory approval.

The effect of adopting a policy of expensing exploration expenditures as incurred would cause the mineral properties and deferred exploration expenditures, on the balance sheet as at July 31, 2010, in the amount of $28,820,381, less the future income tax liability of $239,105, to be written-off, thereby increasing the deficit from $13,893,026 to $42,474,302. In the statement of operations and deficit, current mineral property acquisition costs and exploration expenditures would be expensed and a recovery of future income taxes would be recorded. If this policy had been adopted, the loss for the three months ended July 31, 2010 would have been $1,306,838 [year to date ($3,315,546)]. Loss per share under this policy for the quarter ended July 31, 2010 would have been $0.015 [year to date ($0.037)].

Under IFRS, pre-exploration expenditures such as acquisition expenditures, leasing, staking, etc. are expensed. Companies that have elected to use the deferral method will also be allowed to continue the deferral of pre-exploration costs if such has been their past practice under Canadian GAAP. Eastmain's current policy is to defer both exploration and pre-exploration expenditures.

Management has not as yet determined what policy it will adopt with respect to exploration expenditures, under IFRS. The Company will comply with any accounting standards where required and follow industry norms where choices are available. A change in accounting policy in respect of deferred exploration expenditures would result in a material change to the Company's financial statements. Management does not believe it necessary to show exploration

expenditures as a deferred expenditure to be recovered from future income derived from the property. The revenue from any economically viable discovery would by far exceed the accumulated exploration cost. While deferred exploration expenditures may represent a potentially recoverable cost, they neither represent nor approximate the true value of the Company's interest in the mineral properties. Management is prepared to use either method selected by the industry to be the accepted norm. The International Accounting Standards Board ("IASB") continues to amend and add to current IFRS standards with several projects underway. The Company's transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impact of these changes on the Company and its financial statements, including the dates of when such impacts are effective.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements and the Company does not hold any asset-backed commercial paper. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and marketable securities portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. All of the Company's investment portfolio has been designated as available-for-sale and is recorded at fair-market value, in accordance with CICA Handbook Section 3855.

Future Outlook

The focus of the Company is the exploration and development of its core gold assets located in James Bay, Québec. This region is becoming a rapidly evolving mining district, endowed with a vast array of mineral deposits complimented by essential mine-building infrastructure of roads, power and communications, all of which is endorsed by provincial financial incentives.

The 2010 exploration budget has been increased by 50% over 2009 to $7.65 million. Diamond drilling at four key projects – Clearwater, Eastmain Mine, Eleonore South and Reservoir – all located within the James Bay mining district has been recommended for 2010.

Our near-term objectives at Clearwater are to continue to expand and upgrade the existing gold resource through sustained, closely-spaced, large diameter (HQ) drilling below a depth of 300 metres, and to search for a second gold discovery on the property. An updated resource estimate is underway and will incorporate drilling results from the additional 181 drill holes completed from 2007 to 2009 with previous data.

Definition drilling is planned in 2010 to evaluate the resource potential of the high-grade Eau Claire vein system within the 850 West Zone and to test the newly discovered Boomerang Prospect, located approximately one-half kilometre east of the Main Zone at 450 West. Drilling will also focus on the expansion of gold resources within the main deposit and T-Vein group veins at depth. Metallurgical test work will continue to define the optimum metallurgical processing flow sheet design for future production at Eau Claire. Additional test work will also address the potential recoveries of the abundant rare metal bi-products, while maximizing gold recoveries.

Based on previous surface and underground exploration, the Eastmain Gold deposit is remarkably similar in nature to the main contact ore horizon previously mined at Detour Lake, Ontario. A multi-staged 11,000-metre drill program, designed test the gold deposit at depth and laterally along the known mine trend, is currently underway at the Eastmain Mine property.

Follow-up drilling has also been recommended to evaluate the kilometric-size gold halo outlined in the JT Gold Target area at Éléonore South. The JT gold target at Éléonore South may potentially reflect the outer limits of second large gold discovery in close proximity to the multi-million-ounce Roberto deposit, located only a few kilometres to the northwest.

This year, the Company proposes to complete a diamond drill program on its wholly-owned Reservoir project, located approximately 45 kilometres west of Clearwater and 60 kilometres southwest of Roberto. Wide-spaced drilling in the 1990's outlined an 1,800-metre-long mineralized gold-silver-copper envelope containing at least three significant copper-gold zones. Previous drill intercepts include wide intervals of anomalous gold ranging from 0.20 to 2.0 g/t Au, and higher grade zones of up to 5.35 g/t Au, 1.15 g/t Ag 0.17% Cu over 6.0 metres. One zone returned assays grades of up to 8.15% copper, 36 g/t gold and 52 g/t silver.

The Corporation has significant positive leverage to the price of gold through its growing in-situ resource ounces and has enough capital to proceed with substantial exploration programs at projects that are more advanced, or those in which it holds 100% interest, for the foreseeable future.

Subsequent events

1. On August 24, 2010 the Corporation entered into a private placement agreement consisting of 1,400,000 flow-through shares at a price of $2.30 per share (a 70% premium to market) for aggregate gross proceeds of $3,220,000. The shares are subject to a hold period of four months. Finder's fees the placement agent are equal to 6% of the gross proceeds of the financing as well as non-transferable broker-warrants entitling the agent to purchase 84,000 ordinary common shares at $1.60 per share for a period of 2 years from the closing date. In accordance with income tax legislation, the Company will renounce resource expenditure tax deductions equal to the eligible amount spent, to a maximum of $3,220,000, on December 31, 2010 for activities funded by this flow-through share arrangement as

described in note 7(iii). The transaction will result in a future income tax liability and a corresponding reduction of share capital, in the period when the renunciation occurs (first quarter of fiscal 2011), proportionate to the amount of expenditures, to a maximum of approximately $1,098,020. Any unspent flow-through amount and corresponding future tax liability will be carried forward and applied in the following year.

2. In accordance with the Company's stock option compensation plan 75,000 stock options with an exercise price of $1.46 were issued to service providers in September 2010. The Black-Scholes value attributed to the options was estimated at $63,450 using the following assumptions: Expected term – 7.5 years, dividend - $0, risk free interest rate - 2.35%, volatility - 53.9%.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005, which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to senior management, which includes the Company's President and Chief Executive Officer, Chief Financial Officer and the Corporate Secretary on a timely basis so that appropriate decisions can be made regarding public disclosure. As of July 31, 2010, the company's certifying officers, being the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of July 31, 2010, the disclosure controls and procedures effectively provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings, (as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings), and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws. The certifying officers also concluded that material information was accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Internal Controls over Financial Reporting

The Company's President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with National Instrument 52-109 of the Canadian Securities Administrators. These controls were reviewed as at July 31, 2010. There were no changes during the three months ended July 31, 2010, which materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. The Company's President and Chief Executive Officer and the Chief Financial Officer are satisfied that these controls and procedures are operating effectively.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, Management's Discussion and Analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Management believes that its policies and procedures provide the best controls achievable under the constraints described above.

Use of Accounting Estimates

In preparing the financial statements, great care is taken to use appropriate Canadian generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of

operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Audited Consolidated Financial Statements.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED JULY 31, 2010
EASTMAIN RESOURCES INC.

Responsibility for Interim Consolidated Financial Statements:

The accompanying interim consolidated financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2009 audited financial statements. Only changes in accounting information have been discussed in the current interim consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the interim consolidated financial statements, management is satisfied that these interim consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited interim financial statements for the nine months ended July 31, 2010 and July 31, 2009.

EASTMAIN RESOURCES INC.

CONSOLIDATED INTERIM BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	July 31, 2010 (unaudited)	October 31, 2009 (audited)
Assets		
Current assets		
Cash and cash equivalents	$ 13,188,916	$ 11,936,585
Marketable securities maturing in one year (Note 4)	1,710,690	1,669,758
Prepaid and sundry receivables	2,105,212	536,051
	17,004,818	14,142,394
Marketable securities (Note 4)	1,425,428	1,495,231
Equipment (Note 5)	91,159	67,858
Mineral properties and deferred exploration expenditures (Note 6)	28,820,381	27,291,353
	$ 47,341,786	$ 42,996,836
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,365,407	$ 1,256,523
Future income tax liability	239,105	97,305
	1,604,512	1,353,828
Shareholders' equity		
Capital stock		
Authorized -		
Unlimited common shares		
Issued		
Common shares (Note 7)	50,345,823	44,695,646
Warrants (Note 9)	62,040	4,681,823
Contributed surplus (Note 10)	9,532,008	4,465,309
	59,939,871	53,842,778
Deficit	(13,893,026)	(11,964,708)
Accumulated other comprehensive loss (Note 12)	(309,571)	(235,062)
	45,737,274	41,643,008
	$ 47,341,786	$ 42,996,836

The attached notes form an integral part of these interim consolidated financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2010	2009	2010	2009
EXPENSES				
Amortization	$ 7,191	$ 7,269	$ 18,112	$ 21,815
General and administration	157,311	123,304	573,186	515,026
Professional fees	24,930	16,527	72,595	62,792
Stock option compensation (Note 8)	213,762	498,100	465,012	553,300
Write down of deferred exploration expenditures	976,390	-	976,390	-
	1,379,584	645,200	2,105,295	1,152,933
Loss for the period before the following:	(1,379,584)	(645,200)	(2,105,295)	(1,152,933)
Interest and other income	51,952	12,241	176,977	110,929
NET LOSS FOR THE PERIOD	(1,327,632)	(632,959)	(1,928,318)	(1,042,004)
DEFICIT, Beginning of period	(12,565,394)	(9,267,694)	(11,964,708)	(8,858,649)
DEFICIT, End of period	$ (13,893,026)	$ (9,900,653)	$ (13,893,026)	$ (9,900,653)
Loss per share, basic and diluted	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding, basic and diluted	88,451,283	85,886,662	88,451,283	85,886,662

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2010	2009	2010	2009
NET LOSS FOR THE PERIOD	$ (1,327,632)	$ (632,959)	$ (1,928,318)	$ (1,042,004)
OTHER COMPREHENSIVE INCOME (LOSS)				
Unrealized gains (loss) on available-for-sale financial assets arising during the period (net of income taxes and taxes recovered of $47,397 for the nine months ended July 31, 2009)	(90,539)	(22,310)	(74,509)	111,956
COMPREHENSIVE LOSS FOR THE PERIOD	$ (1,418,171)	$ (655,269)	$ (2,002,827)	$ (930,048)

CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
(PREPARED BY MANAGEMENT – UNAUDITED)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Total Shareholders' Equity
As at October 31, 2009 (audited)	$ 44,695,646	$ 4,681,823	$ 4,465,309	$ (235,062)	$ (11,964,708)	$ 41,643,008
Share capital issued	4,950,714	-	-	-	-	4,950,714
Flow-through tax effect	(141,800)	-	-	-	-	(141,800)
Warrants issued	-	62,040	-	-	-	62,040
Warrants expired	-	(4,681,823)	4,681,823	-	-	-
Options granted	-	-	738,500	-		738,500
Options exercised	841,263	-	(353,624)	-	-	487,639
Fair-market value gain on available-for-sale financial assets	-	-	-	(74,509)	-	(74,509)
Net loss for the year	-	-	-	-	(1,928,318)	(1,928,318)
As at July 31, 2010 (unaudited)	$ 50,345,823	$ 62,040	$ 9,532,008	$ (309,571)	$ (13,893,026)	$ 45,737,274

The attached notes form an integral part of these interim consolidated financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31, 2010	Three Months Ended July 31, 2009	Nine Months Ended July 31, 2010	Nine Months Ended July 31, 2009
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$ (1,327,632)	$ (632,959)	$ (1,928,318)	$ (1,042,004)
Adjustments not affecting cash:				
Amortization	7,191	7,269	18,112	21,815
Stock option compensation (Note 8)	213,762	498,100	465,012	553,300
Write down of deferred exploration expenditures	976,390	-	976,390	-
Change in non-cash working capital items	(801,771)	678,531	(1,037,654)	(1,336,234)
	(932,060)	550,941	(1,506,458)	(1,083,123)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	60,239	64,000	5,500,393	206,107
INVESTING ACTIVITIES				
Mining properties and deferred exploration expenditures	(1,284,549)	(201,896)	(2,834,371)	(2,326,096)
Government resource credits	179,818	2,223,513	179,818	2,223,513
Purchase of equipment	(18,458)	-	(41,413)	-
Purchase of marketable securities	(606,634)	(591,557)	(1,388,961)	(1,542,989)
Net proceeds from the sale and redemptions of marketable securities	583,000	100,000	1,343,323	997,543
	(1,146,823)	1,530,060	(2,741,604)	(648,029)
Change in cash and cash equivalents	(2,018,644)	787,939	1,252,331	(2,245,045)
Cash and cash equivalents, beginning of period	15,207,560	13,065,263	11,936,585	16,098,247
Cash and cash equivalents, end of period	$ 13,188,916	$ 13,853,202	$ 13,188,916	$ 13,853,202

The attached notes form an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Eastmain Resources Inc. (the "Company" or "Eastmain") and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mineral exploration and development of resource properties within Canada. The Company is a publicly-held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The company is in the process of exploring its mineral properties and has not yet determined whether its properties contain reserves that are economically recoverable. The recuperation of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date, the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and not compliant with regulatory requirements.

These interim consolidated financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. For the nine months ended July 31, 2010, the Company had a net loss of $1,928,318, an accumulated deficit of $13,893,026 and working capital of $15,639,411. The interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue its existence.

The Company believes it has sufficient funds to carry out its business plan for a period of time greater than 12 months.

2. FUTURE ACCOUNTING CHANGES

Business Combinations and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1582 "Business Combinations", Section 1601 "Consolidated Financial Statements" and section 1602 "Non-controlling Interests". These sections replace the former Handbook Section 1581 "Business Combinations" and Section 1600 "Consolidated Financial Statements" and establish a new section for accounting for non-controlling interest in a subsidiary.

Sections 1582 and 1601 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are not to be expensed when occurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently assessing the future impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use the IFRS, replacing Canadian GAAP. The new standards will be effective for the Company for interim statements and financial statements beginning on November 1, 2011. Implementation of the change will require the restatement for comparative purposes of amounts for the year ended October 31, 2010. While the Company is in the process of preparing for the adoption of IFRS for 2011, the financial reporting impact of the transition cannot be reasonably estimated at this time.

3. FINANCIAL RISK FACTORS

The Company's exposure to risk factors and their impact on the Company's financial instruments are summarized below:

3. FINANCIAL RISK FACTORS (continued)

a) Credit Risk
The Company's credit risk is primarily attributable to cash and cash equivalents, marketable securities, and receivables included in prepaid and sundry receivables. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with the Royal Bank of Canada, from which management believes the risk of loss to be minimal. Financial instruments included in prepaid and sundry receivables consist of other receivables. Management believes that the credit risk concentration with respect to financial instruments included in prepaid and sundry receivables is minimal.

b) Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2010, the Company had cash and cash equivalents of $13,188,916 (October 31, 2009 - $11,936,585) to settle current liabilities of $1,365,407 (October 31, 2009 - $1,256,523). During the nine months ended July 31, 2010, the Company raised net proceeds of $5,500,393 through the issue of flow-through shares, and the exercise of stock options. In management's opinion, there are sufficient funds to support the planned exploration program for the foreseeable future. All of the company's financial liabilities have contractual maturities of 30 days or less and are subject to normal trade terms. The Company's commitment to spending $415,835 on flow-through expenditures by December 31, 2010 has already been fulfilled. The Company is further committed to spending an additional $5,000,000 in Québec flow through expenditures by December 31, 2011 in respect of the flow-through shares issued in February 2010. If the Company does not spend these funds, in compliance with the Government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all of its flow-through commitments within the given time constraints.

c) Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest Rate Risk
The Company has cash balances, interest-bearing bank accounts and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade bonds, treasury bills, bankers' acceptances and money market funds. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain administrative expenses in the United States on a cash-call basis using US dollar currency converted from its Canadian dollar bank account held in Canada. Management believes the foreign exchange risk derived from currency conversions is manageable and therefore, does not hedge its foreign exchange risk.

Price Risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity-price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity-price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

d) Sensitivity Analysis
The Company has designated its cash and cash equivalents and marketable securities as available-for-sale, which are both measured at fair value with unrealized gains and losses recorded in other comprehensive income. Financial instruments included in prepaid and sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The carrying and fair-value amounts of the Company's financial instruments are:

	Assets (Liabilities)	
	Carried at cost ($)	Carried at fair Market value ($)
Cash and cash equivalents	13,184,818	4,098
Marketable securities	-	3,136,118
Prepaid expenses and sundry receivables	1,747,843	-
Accounts payable and accrued liabilities	(1,365,407)	-

3. FINANCIAL RISK FACTORS (continued)

Based on Management's knowledge and experience of the financial markets, the Company believes that the following movements are "reasonably possible" over a twelve-month period:

i) Interest-bearing bank accounts are at a variable rate and investments maturing in less than one year are subject to new interest rates at the time of renewal, and therefore, may be impacted. Current short-term interest rates are less than 1.0%. Sensitivity to a plus or minus 1% (100 basis point) change in current interest rates would decrease the net loss by $123,337 or increase the net loss by $34,057 respectively.

ii) The Company has investments in public companies. Sensitivity to a plus or minus 50% change in the fair-market value of those securities would affect comprehensive net loss by $304,145.

4. MARKETABLE SECURITIES

a) Marketable Securities

Bonds and other securities are recorded at current market values in accordance with CICA Section 3855 on financial instruments. The Company has classified all of its investments in marketable securities, including the investments below, as available-for-sale in the current year. Investments in bonds bear interest at annual rates ranging from 0.50% to 5.75%, maturing between September 7, 2010 and November 19, 2037. Investments in public companies consist of shares in Dianor Resources Inc., which were acquired in exchange for geological data, shares of Threegold Resources Inc. received as a dividend from Dianor Resources Inc., shares in Western Uranium Corporation received in exchange for prospecting permits and mineral claims and shares in Western Lithium Corporation resulting from a spin-out of Western Uranium Corporation.

Marketable Securities	
GIC's and investment grade bonds	$ 2,527,829
Dianor common shares	32,500
Three Gold common shares	805
Western Uranium Corporation common shares	437,599
Western Lithium Corporation common shares	137,385
	3,136,118
Less portion maturing within 1 year	(1,710,690)
	$ 1,425,428

b) Hedging Activities

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

5. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value July 31, 2010
Computer equipment	$ 30,981	$ 26,836	$ 4,145
Field equipment	293,033	206,019	87,014
	$ 324,014	$ 232,855	$ 91,159

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

As at July 31, 2010, the Company has outstanding refund claims for mining duties and resource investment tax credits from the Ministry of Natural Resources (Québec) and Revenue Québec, in respect to claims filed up to October 31, 2009, amounting to approximately $700,000 ($300,000 as at July 31, 2009). As of the financial statement date of each year respectively, the Company had not received confirmation of those refund amounts, therefore they have not been reflected in each of those year's financial statements.

The mineral property acquisition costs and exploration expenditures are expensed as incurred. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are removed. The following is a breakdown of mineral properties and exploration expenditures by type for the Company's significant projects for the nine months ended July 31, 2010.

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

FOR THE NINE MONTHS ENDED JULY 31, 2010

Project	Drilling & Assays	Technical Surveys	Project Acquisition & Maintenance	Gross Expenditures	Resource Investment Credits	2010 Net Expenditures
Clearwater	$ 657,347	$ 567,555	$ -	$ 1,224,902	$ (1,336,940)	$ (112,038)
Eastmain Mine	2,313,431	310,729	3,750	2,627,910	(179,818)	2,448,092
Éléonore South	124,319	138,423	9,676	272,418	(185,079)	87,339
Xstrata JV	2,898	13,161	-	16,059	-	16,059
Azimut C	-	9,646	-	9,646	-	9,646
Ruby Hill	24,853	15,638	10,111	50,602	(28,349)	22,253
Radisson	24,173	24,811	5,663	54,647	(131,542)	(76,895)
Reservoir	4,273	27,880	12,759	44,912	(4,751)	40,161
Other	-	31,336	44,464	75,800	(4,999)	70,801
Total	$ 3,151,294	$ 1,139,179	$ 86,423	$ 4,376,896	$ (1,871,478)	$ 2,505,418

The following is a summary breakdown of the cumulative expenditures on mineral property acquisition and exploration for the Company's significant projects:

FOR THE NINE MONTHS ENDED JULY 31, 2010

Project	Balance October 31, 2009 (audited)	2010 Net Expenditures	Transfers & Write-Downs	Balance July 31, 2010 (unaudited)
Clearwater	$ 11,294,703	$ (112,038)	$ -	$ 11,182,665
Eastmain Mine	4,862,566	2,448,092	-	7,310,658
Éléonore South	3,129,308	87,339	737,037	3,953,684
Xstrata JV	2,916,041	16,059	(976,390)	1,955,710
Azimut C	727,391	9,646	(737,037)	-
Ruby Hill	1,802,647	22,253	-	1,824,900
Radisson	568,142	(76,895)	-	491,247
Reservoir	376,521	40,161	-	416,682
Other	1,614,034	70,801	-	1,684,835
	$ 27,291,353	$ 2,505,418	$ (976,390)	$ 28,820,381

7. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2009 (audited)	86,631,918	$ 44,695,646
Private placement (i)	237,620	415,835
Cost of issue (i)		(21,820)
Private placement (ii)	2,000,000	5,000,000
Cost of issue (ii)		(381,261)
Issue of warrants (ii)		(62,040)
Exercise of stock options	979,000	487,640
Exercise of stock options – Black-Scholes valuation		353,623
Flow-through tax effect (iii)		(141,800)
Issued and outstanding, July 31, 2010 (unaudited)	89,848,538	$ 50,345,823

i) In December 2009, the Company issued 237,620 flow-through shares in a private placement to directors, officers, employees, other service providers and a financial institution at $1.75 per share for gross proceeds of $415,835. Issue costs in connection with the private placement were $21,280.

ii) In February 2010, the Company issued 2,000,000 flow-through shares in a private placement at $2.50 per share for gross proceeds of $5,000,000. Issue costs in connection with the private placement were $381,261. A brokerage commission of 6% of gross proceeds was paid and 120,000 (agent) purchase warrants were issued. Each agent warrant entitles the holder to purchase one common share at a price of $2.00 until February 26, 2012. The Black-Scholes value associated with these broker warrants was $62,040.

7. CAPITAL STOCK (continued)

iii) The Company has adopted EIC-146, whereby the Company recognizes the future tax liability and reduces shareholders' equity accordingly, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The future income tax liability can be offset against unrecognized future income tax assets, if certain criteria are met. As a result, the Company has recorded $141,800 as a future income tax liability during the fiscal year.

8. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. Under the plan, the Company may issue options, up to a maximum of 10% of the common shares outstanding, at prices not less than the market price of the common shares at the close of the trading day on the day immediately preceding the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant. The Company applies the fair-value method of accounting for all stock-based compensation awards.

For purposes of the options granted, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model applying the following assumptions:

	2010
Dividend yield	0
Expected volatility	49.8% - 54.2%
Risk free interest rate	3.23% - 3.44%
Expected term – years	7.5

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2009 (audited)	4,800,000	$ 0.82
Granted during the period	1,000,000	$ 1.29
Cancelled or expired during the period	-	$ -
Exercised during the period	(979,000)	$ 0.50
Outstanding, July 31, 2010 (unaudited)	4,821,000	$ 0.99

As at July 31, 2010, the following options were outstanding and exercisable:

Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable
$0.51 - $1.00	2,971,000	1.83 years	$0.81	2,971,000
$1.01 - $1.50	1,850,000	6.57 years	$1.27	1,850,000

Stock options outstanding as at July 31, 2010

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
November, 2010	28,700	100,000	0.52
January, 2011	350,240	880,000	0.72
June, 2012	310,770	970,000	0.78
January, 2013	40,200	100,000	0.79
September, 2013	386,925	825,000	0.96
April, 2014	52,992	96,000	0.96
June, 2014	498,100	850,000	1.25
April, 2020	202,250	250,000	1.35
June, 2020	536,250	750,000	1.27
	2,406,427	4,821,000	0.99

9. WARRANTS

For purposes of the warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model.

	2010
Dividend yield	0
Expected volatility	80.6%
Risk free interest rate	1.28 %
Expected term – years	2

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2009 (audited)	6,868,200	$ 1.90
Granted during the period	120,000	$ 2.00
Cancelled or expired during the period	(6,868,200)	$ 1.9 0
Exercised during the period	-	$ -
Outstanding, July 31, 2010 (unaudited)	120,000	$ 2.00

Warrants outstanding as at July 31, 2010

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
February, 2012	62,040	120,000	2.00

10. SUPPLEMENTARY INFORMATION

As at July 31, contributed surplus is comprised of the following:	
Balance, October 31, 2009 (audited)	$ 4,465,309
Options granted	738,500
Options exercised	(353,624)
Warrants expired	4,681,823
Balance, July 31, 2010 (unaudited)	$ 9,532,008

Change in non-cash working capital items - increase (decrease):	
Accounts receivable and prepaid expenses	$(1,569,161)
Accounts payable and accrued liabilities	108,884
	(1,460,277)
Less:	
Portion related to deferred exploration expenditures:	
- Accounts receivable and prepaid expenses	1,691,581
- Accounts payable and accrued liabilities	(1,268,958)
	$(1,037,654)

Composition of cash and cash equivalents:	
Cash	$12,445,435
Cash equivalents	743,481
	$13,188,916

11. RELATED PARTY TRANSACTIONS

Management wages paid to a director	$ 148,500
Premises rent paid to a director	$ 9,000
Geological and administrative fees and out-of-pocket expenditures to a private company controlled by the exploration manager	$ 115,500

12. ACCUMULATED OTHER COMPREHENSIVE LOSS

The balance in accumulated comprehensive loss consists of unrealized gains or losses on available-for-sale investments.

13. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

14. SUBSEQUENT EVENTS

1. On August 24, 2010 the Corporation entered into a private placement agreement consisting of 1,400,000 flow-through shares at a price of $2.30 per share (a 70% premium to market) for aggregate gross proceeds of $3,220,000. The shares are subject to a hold period of four months. Finder's fees for the placement agent are equal to 6% of the gross proceeds of the financing as well as non-transferable broker-warrants entitling the agent to purchase 84,000 ordinary common shares at $1.60 per share for a period of 2 years from the closing date. In accordance with income tax legislation, the Company will renounce resource expenditure tax deductions equal to the eligible amount spent, to a maximum of $3,220,000, on December 31, 2010 for activities funded by this flow-through share arrangement as described in note 7(iii). The transaction will result in a future income tax liability and a corresponding reduction of share capital, in the period when the renunciation occurs (first quarter of fiscal 2011), proportionate to the amount of expenditures, to a maximum of approximately $1,098,020. Any unspent flow-through amount and corresponding future tax liability will be carried forward and applied in the following year.

2. In accordance with the Company's stock option compensation plan 75,000 stock options with an exercise price of $1.46 were issued to service providers in September 2010. The Black-Scholes value attributed to the options was estimated at $63,450 using the following assumptions: Expected term – 7.5 years, dividend - $0, risk free interest rate - 2.35%, volatility - 53.9%

CORPORATE INFORMATION

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D.*
Director

David K. Joyce,
Director

William L. Koyle *
Director

Richard W. Hutchinson, Ph.D.
Chief Technical Advisor

Neil Hillhouse, Ph.D.
Special Advisor

Jacques Bonneau, P. Eng., M.Sc.
Special Advisor

Dr. Ted Moses, (former Grand Cree Grand Chief)
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Marrelli & Drake
50 Richmond Street East, Suite 101
Toronto, Ontario, Canada, M5C 1N7

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario, Canada, M5H 3C2

TRANSFER AGENT

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

SHARE STRUCTURE (as at Jan 31, 2010)

Issued: 89,848,538
Options: 4,896,000 ($4,866,360)
Warrants: 120,000 ($240,000)

CORPORATE OFFICE

50 Richmond Street East, Suite 101
Toronto, Ontario, Canada M5H 1N7

EXPLORATION OFFICE

834572, 4th Line EHS Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: info@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

Exploration – Discovery – Profitability